Exhibit 21.1

Principal Subsidiaries of the Registrant*

Principal Subsidiaries	Place of Incorporation
Ninjas in Pyjamas Gaming AB	Sweden
ESVF (Hong Kong) Esports Limited	Hong Kong
Wuhan Muyecun Network Technology Co., Ltd.	PRC
Wuhan Xingjingweiwu Culture & Sports Development Co., Ltd.	PRC
Shenzhen Weiwu Esports Internet Technology Co., Ltd.	PRC
Hongli Culture Communications (Wuhan) Co., Ltd.	PRC

* Other entities of NIP Group Inc. have been omitted from this list since, consolidated in the aggregate as a single entity, they would not constitute a significant subsidiary.